SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): _____)

Enclosure:

Press release dated September 9, 2002, announcing an extension by Saipem S.p.A, an ENI Company, of the cash tender offer.

PADOCS01/111106.1

BOUYGUES OFFSHORE
PRESS RELEASE

SAIPEM EXTENDS U.S. TENDER OFFER FOR BOUYGUES OFFSHORE

Montigny-le-Bretonneux, France - September 9, 2002 - Bouygues Offshore (NYSE: BWG – Paris: BOS.PA), announced today that Saipem S.p.A, an ENI Company had extended its cash tender offer for all outstanding shares of common stock of Bouygues Offshore S.A. held by U.S. holders and all American Depositary Shares of Bouygues Offshore (each American Depositary Share representing one-half of one share of common stock) until 12:00 noon, New York City time, on Tuesday, September 17, 2002, unless further extended. Saipem is offering the U.S. dollar equivalent of EUR 60.08 per share and EUR 30.04 per ADS.

As of noon, New York City time, on September 6, 2002, the previously scheduled expiration date of the U.S. offer, 96,970 shares held by U.S. holders and 415,901 American Depositary Shares had been tendered in connection with the U.S. offer (including 3,018 ADSs by guaranteed delivery).

Saipem stated that, through September 6, 2002, it had purchased an aggregate of 6,094,795 shares tendered as market tenders in the separate offer in France. Saipem's separate offer in France to purchase all outstanding shares of Bouygues Offshore held by non-U.S. persons closed on September 6, 2002, as scheduled. Saipem does not yet have information concerning the number of shares tendered through the semi-centralized procedure in the separate offer in France.

The shares and American Depositary Shares tendered to date in the U.S. offer, together with shares already owned by Saipem, would constitute approximately 88.7% of the outstanding common stock, and 90.8% of the voting rights, of Bouygues Offshore.

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver integrated solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: September 9, 2002

By: ____________________
Name: Mireille Arvier
Title: Chief Financial Officer